

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

November 30, 2015

Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410,
Calabasas, CA 91302

     Re: NetSol Technologies, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2014
           Filed September 16, 2014
           File No. 000-22773

Dear Mr. Ghauri:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Stephen Krikorian

                           Stephen Krikorian
                           Accounting Branch Chief
                           Office of Information Technologies
                           and Services